SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File No. 0-53646

Eagleford Energy Inc.
(Registrant’s name) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F    ☒                                        Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                  No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.	Material Change Report of Registrant as filed on SEDAR on June 25, 2010.

2.	Press Release of Registrant dated June 24, 2010 as filed on SEDAR on June 25, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 6, 2010	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
	Name:	James Cassina
	Title:	President

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ITEM 1
FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eagleford Energy Inc. (Formerly: Eugenic Corp.)  (“Eagleford” or the "Company")
Suite 1505, 1 King Street West,
Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

June 16, 2010

Item 3.	Press Release

Press release issued by the Company on June 24, 2010 and disseminated in North America using a Canadian news wire service.

Item 4.	Summary of Material Change

Effective June 10, 2010 the Company retained Gar Wood Securities, LLC (“Gar Wood”) to act as Investment Banker/Financial advisor to the Company for a period of two years. In connection with the engagement, the Company has agreed to indemnify Gar Wood (the “Gar Wood Engagement”).

Item 5.	Full Description of Material Change

Effective June 10, 2010, the Company retained Gar Wood to act as Investment Banker/Financial Advisor to the Company for a period of two years. Under the terms of the Gar Wood Engagement, the Company will pay a fee consisting of an aggregate of one million five hundred thousand (1,500,000) common share purchase warrants (the “Warrants”) as follows:

1.
One million (1,000,000) common share purchase Warrants exercisable at US$1.00 per common share expiring on December 10, 2011.  The one million Warrants (1,000,000) shall be issued by the Company in three equal tranches on each of June 10, 2010, December 10, 2010 and June 10, 2011; and

2.
Five hundred thousand (500,000) common share purchase Warrants exercisable at US$1.50 per common share expiring on June 10, 2012. The five hundred thousand Warrants (500,000) shall be issued by the Company in three equal tranches on each of June 10, 2010, December 10, 2010 and June 10, 2011.  The common shares represented by the Warrants have piggyback registration rights as will be issued as follows:

Gar Wood Securities, LLC:	100,000 Warrants with a strike price of $1.00 and 50,000 Warrants with a strike price of $1.50 (shall be assignable in part or in whole to officers or employees of Gar Wood Securities, LLC.) (1)

Jackson E. Spears:	300,000 Warrants with a strike price of $1.00 and 150,000 Warrants with a strike price of $1.50 (1)

Constance A. Schadewitz:	300,000 Warrants with a strike price of $1.00 and 150,000 Warrants with a strike price of $1.50 (1)

William R. Gregozeski:	300,000 Warrants with a strike price of $1.00 and 150,000 Warrants with a strike price of $1.50 (1)

(1)  1/3 of these Warrants shall be issued on each of June 10, 2010, December 10, 2010 and June 10, 2011.

In addition, the Company will pay to Gar Wood a cash success fee of 6% of the gross proceeds from private placements of the Company’s securities should they result through direct Gar Wood introductions.

Should Gar Wood be successful in raising Eagleford over US$5.0 million by way of private placements of the Company’s securities on or before September 30, 2010, the Company will grant for a period of one year, a right of first refusal to Gar Wood, on a non-exclusive basis, to act as the Company’s Investment Banker/Financial Advisor.

Effective June 11, 2010 in connection with the Gar Wood Engagement the Company has agreed to indemnify and hold harmless Gar Wood, its affiliates directors, officers and agent from or against any losses, claims, damages or liabilities (or actions, including shareholder actions in respect thereof) related to or arising out of such engagement.
(
Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, President

Telephone:	416 364-4039
Facsimile:	416 364-8244

Item 9.	Date of Report

June 24, 2010

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ITEM 2
EAGLEFORD ENERGY INC.

FOR IMMEDIATE RELEASE

Eagleford Energy retains Gar Wood Securities, LLC
to act as Investment Banker/Financial Advisor

Toronto – June 24, 2010 – Eagleford Energy Inc. (OTCBB: EFRDF) (“Eagleford Energy” or the "Company”), an oil and gas development company focused on Eagle Ford Shale properties, today announced that it has retained Gar Wood Securities, LLC (“Gar Wood”) to act as its exclusive Investment Banker/Financial Advisor to the Company for a period of two years, for the purpose of raising capital to fund growth and expansion.

As consideration, Eagleford Energy has agreed to issue 1,000,000 warrants with a strike price of US$1.00 per common share and 500,000 warrants with a strike price of US$1.50 per common share. The warrants are issuable in three tranches.

“We are pleased to be working with such a reputable firm as Gar Wood and their investment banking team.  Our needs dovetail nicely with the expertise they exhibit in the small and micro-cap markets.  Jack Spears and his team have a long history of working with companies just like ours; sound management teams with executable strategies and catalysts for growth, yet little or no Wall Street coverage,” stated James Cassina, President of Eagleford Energy.

“Eagleford Energy represents an exciting opportunity in the Eagle Ford Shale play, and we are pleased to be assisting them with their financing and growth objectives,” stated Jack Spears of Gar Wood Securities.

About Eagleford Energy Inc.

Eagleford Energy Inc. is a growth orientated oil and gas company with a focus on growing hydrocarbon reserves, cash flow, and net asset value per share through exploration and production of mineral properties in South Texas. The Company is actively pursuing leases and drilling opportunities in Zavalla County, Texas and throughout the region with a primary objective of obtaining high-demand Eagle Ford Shale acreage for follow up exploration and production.

There are approximately 25.3 million shares issued and outstanding in the capital of the Company.

About Gar Wood Securities, LLC.

Gar Wood Securities, LLC, (“Gar Wood”) is an institutional broker-dealer providing a comprehensive suite of financial services. Gar Wood was founded in 2004 by Bob Jersey and Dennis Gerecke, both with extensive operational and prime brokerage experience. Since inception, the firm has quickly grown to over 40 professionals located in Chicago, New York, Dallas, Milwaukee, Mobile, and Vancouver, WA. Gar Wood has rapidly earned a reputation for exceptional client service and effective management of prime brokerage, trade execution, third party marketing and structured products. They are members of FINRA, SIPC, and NFA.

For further information, please contact:

Investor Relations
Eagleford Energy Inc.
Telephone: 877-723-5542
Facsimile: 416 364-8244

Jackson Spears
Gar Wood Securities, LLC
(414) 289-7176
jspears@garwoodsecurities.net

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements regarding impact from the shut-in of facilities, the applicability of royalty reductions, and impact on future funds flow. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events events or otherwise, other than as expressly required by applicable securities laws.

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